FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2005

Commission File No. 000-49751

NORSKE SKOG CANADA LIMITED

(Translation of registrant's name into English)

16TH Floor, 250 Howe Street

Vancouver

British Columbia, Canada V6C 3R8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

      /s/ Valerie Seager_________________________
Name: Valerie Seager
Title: Corporate Secretary

Date:  July 27, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

News release dated July 27,  2005

EXHIBIT 1

27 July 2005

NorskeCanada to rename itself Catalyst Paper Corporation

Vancouver, BC - NorskeCanada will seek shareholder approval this fall to change its corporate name to Catalyst Paper Corporation.

This move reflects the company's independence as a producer of paper and pulp products for a range of customer market segments, including magazine, catalogue, newspaper and directory publishing, commercial printing and retail advertising.

"Our new name will help us clear up any lingering confusion among stakeholders about who we are," said Russell J. Horner, president and chief executive officer. "We are an independent Canadian company. We sell pulp and paper products worldwide, from our base in BC, and it is time we were known by a name that is distinctively our own. We appreciate our relationship with Norske Skog who is supportive of this change and will continue to bring value to the company through Board input."

A special meeting of shareholders to seek approval of the name change will be held October 3, 2005. Norske Skogindustrier ASA holds 29.4 per cent of the company's shares and has advised NorskeCanada it intends to vote in favour of the new name. Upon shareholder approval, the company will begin using Catalyst as its corporate name and brand and will trade under a new stock symbol beginning October 3.

NorskeCanada is among North America's largest producers of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 3,800 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Vice-President, Corporate Affairs

604-654-4040

604-654-4212